UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On July 1, 2026, Yuanwen Xia resigned from his positions as a director and Chief Financial Officer of Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”), and Armando Luis Baez, Stephen Bernardez, and Jeffery Rong Cai each resigned from his position as an independent director of the Company (collectively, the “Resignations”). The board of directors of the Company (the “Board”) accepted the Resignations, each effective as of July 1, 2026. Each of the Resignations was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

On the same date, the Board appointed Guangtong Ren, the Company’s current Chief Actuary, as a director and Chief Financial Officer of the Company, and appointed Jun Ma, YiYun Dai, and Han Tang as independent directors of the Company, effective July 1, 2026. In addition, the Board also appointed (i) Jun Ma as the chair person and a member of the Nominating and Corporate Governance Committee, and a member of each of the Compensation Committee and Audit Committee, (ii) YiYun Dai as the chair person and a member of the Audit Committee, and a member of each of the Compensation Committee and Nominating and Corporate Governance Committee, and (iii) Han Tang as the chair person and a member of the Compensation Committee, and a member of each of the Audit Committee and Nominating and Corporate Governance Committee, effective as of July 1, 2026.

Mr. Guangtong Ren has served as Chief Actuary of the Company since December 2025. Mr. Ren has over 25 years of extensive experience in corporate finance, strategic planning, and risk management of insurance, investment management and start-ups. Mr. Ren has served as Executive Director and Chief Actuary of Zhibao Technology Co., Ltd. since November 2023, and Principal Insurance Officer of Zhibao Labuan Re Co., Ltd., a subsidiary of the Company, since April 2025. From August 2020 to November 2023, Mr. Ren served as special advisor to Chief Executive Officer at GLP Capital Partners Limited, a global leader in providing industrial services and investment focused on next-generation infrastructure in the supply chain, big data, and new energy sectors. From August 2018 to July 2020, Mr. Ren served as an advisor to the Chairman at Lupu Investment Holding Group Ltd., a Group specializing in wealth management and private equity investment. From October 2006 to June 2018, Mr. Ren served as Chief Financial Officer, Regional Finance Actuary and Greater China Chief Risk Officer of AIG Insurance Company China Limited, an international insurance organization serving commercial, institutional and individual customers. From August 2004 to January 2006, Mr. Ren served as Consultant of the Boston Consulting Group, a global management consulting firm. From July 1994 to July 2004, Mr. Ren served as Deputy General Manager of Ping An Insurance (Group) Company of China, Ltd., a Chinese financial services holding company whose subsidiaries provide insurance, banking, asset management, and financial services. Mr. Ren received his Master of Business Administration degree in Finance from London Business School in 2004, a master’s degree in Finance/Actuarial Science from Nankai University in 1994, and a bachelor’s degree in Mathematical Statistics from Nankai University in 1991. We believe Mr. Ren’s years of experience in corporate finance, insurance and investment management, together with his familiarity with the Company’s business and operations, qualifies him to serve on our board of directors.

Mr. Jun Ma has extensive experience in healthcare management. In 2003, Mr. Ma established an organ transplant intensive care unit, or ICU, in China at Shanghai Changzheng Hospital, where he served as Director and Professor until December 2023. Since November 2024, Mr. Ma has served as General Manager of Fanyi Health Corp., a healthcare company established in the United States. Mr. Ma received a bachelor’s degree in Clinical Medicine from Naval Medical University in Shanghai, and a master’s degree in Emergency and Critical Care Medicine from Shanghai Changzheng Hospital ICU. We believe Mr. Ma’s extensive experience in healthcare management qualifies him to serve on our board of directors.

Ms. YiYun Dai has extensive experience in the insurance and consulting sectors. From March 2020 to August 2024, Ms. Dai served as a consultant at Global Benefits Group China, where she advised on business development, operational infrastructure, and reinsurance partnerships. From July 2016 to February 2020, Ms. Dai served as Chief Executive Officer of Global Benefits Group China, where she led a comprehensive organizational restructuring of the Greater China business. From July 2015 to June 2016, Ms. Dai served as Assistant General Manager at Alltrust Insurance Co., Ltd., where she partnered with overseas insurers to launch accident and health and high-end medical insurance products in China, and led several cross-border initiatives. Prior to that, from April 2007 to December 2010, Ms. Dai served as Accident & Health Manager at Chubb Insurance China Company Limited, where she managed underwriting performance and product development. Ms. Dai received a Master of Business Administration degree from Columbia International Institute in collaboration with Beijing University, and a bachelor’s degree in Japanese from the Shanghai Institute of Tourism. We believe Ms. Dai’s extensive experience in insurance operations and business development qualifies her to serve on our board of directors.

Ms. Han Tang has extensive experience in marketing and business operations across multiple industries, including consumer products and insurance. From 2019 to 2021, Ms. Tang served as Marketing and Operation Director at Shanghai Curly Baby Trading Co., Ltd., where she was responsible for overseeing the company’s overall operations and marketing promotion in the baby and children’s food and products sector. From 2015 to 2017, Ms. Tang served as Marketing Director at Shanghai Anyi Tech Co., Ltd., an insurance brokerage and risk management company, where she was responsible for developing and executing marketing strategies. Prior to that, from 2010 to 2015, Ms. Tang served as Senior Marketing Manager at Willis Towers Watson (NASDAQ: WTW), where she managed sales and marketing functions within the insurance brokerage and risk advisory business. In addition, from 2008 to 2010, Ms. Tang served as Executive Assistant to the General Manager of ADP China (NASDAQ: ADP), where she was responsible for managing executive-level business scheduling, communications, and administrative support in the payroll and human resources services sector. Ms. Tang received a master’s degree in Business Administration from Renmin University of China, and a bachelor’s degree in Administrative Management from Donghua University in Shanghai, China. We believe Ms. Tang’s extensive experience in marketing strategy, operations management, and the insurance and consumer products industries qualifies her to serve on our board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: July 6, 2026

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